Mid-Continent Capital, L.L.C.
STOCKS REQUIRING "13D" REPORTING
December 31, 2000

Percentage: 	5.00


	                                Shares	        Reporting	Quantity
Stocks	                                Outstanding*	Level*	        Managing*
---------------------------------------	-----------	----------	----------
Alexandria Real Est Eq Pfd $2.375 Ser A	1400     	70	        74
